1129 N. McDowell Blvd.
Petaluma, CA 94954
January 9, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, DC 20549

Attn:	Mr. Dennis C. Hult

Re:	Oculus Innovative Sciences, Inc. Form 10-K for the fiscal year ended March 31, 2008 File No. 1-33216
Dear Mr. Hult:
In response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) on the Form 10-K for the fiscal year ended March 31, 2008, the undersigned, being the Chief Financial Officer of Oculus Innovative Sciences, Inc., hereby certifies the following:
•	Oculus Innovative Sciences, Inc. is responsible for both the adequacy and accuracy of the disclosure in the Form 10-K filed March 31, 2008;

•	Oculus Innovative Sciences, Inc. acknowledges that the Staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	Oculus Innovative Sciences, Inc. acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert Miller
Robert Miller
Chief Financial Officer